GRT Securities, LLC
Statement of Financial Condition
December 31, 2020
(Confidential Treatment Requested)

Assets		
Cash	$	26,719
Prepaid expenses		17,326
Total assets		44,045
Liabilities and Member's equity		
Accounts payable		7,955
Member's equity		36,090
Total liabilities and Member's equity	$	44,045